UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

READY CAPITAL CORPORATION
(Name of Subject Company (Issuer))
READY CAPITAL CORPORATION
(Names of Filing Persons (Offeror and Issuer))
6.25% Series C Cumulative Convertible Preferred Stock
(Title of Class of Securities)
75574U 705
(CUSIP Number of Class of Securities)

Thomas E. Capasse
Chairman and Chief Executive Officer
Ready Capital Corporation
1251 Avenue of the Americas, 50th Floor
New York, NY 10020
Tel: (212) 257-4600
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

COPIES TO:
Michael J. Kessler, Esq.
David E. Brown, Esq.
Alston & Bird LLP
90 Park Avenue
New York, New York 10016
(212) 210-9400

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$19,605,257.59	$2,138.93

*
Estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 779,743 shares of 6.25% Series C Cumulative Convertible Preferred Stock of Ready Capital Corporation at a price equal to 100% of the $25.00 liquidation preference per share, plus accrued and unpaid dividends (including additional dividends, if any) of $0.14323 per share as of the date of this filing, which is subject to change.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $109.10 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
Third-party tender offer subject to Rule 14d-1.

☒
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

☐
Check the box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9, and Item 11.
Pursuant to (i) the Articles Supplementary to the Amended Articles of Incorporation, dated as of January 25, 2007 (the “Anworth Articles Supplementary”) of Anworth Mortgage Asset Corporation, a Maryland corporation (“Anworth”), designating the shares of Anworth’s 6.25% Series B Cumulative Convertible Preferred Stock, $0.01 par value per share, and (ii) the Articles Supplementary to the Articles of Amendment (the “Articles Supplementary”) of Ready Capital Corporation, a Maryland corporation (the “Company”), designating the shares of the Company’s 6.25% Series C Cumulative Convertible Preferred Stock, $0.0001 par value per share (the “Shares”), this Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by the Company with respect to the right of each holder of the Shares (each, a “Holder”) to require the Company, at the Holder’s option, to purchase for cash all or any portion of such Holder’s Shares at a purchase price equal to 100% of the liquidation preference of the Shares to be purchased plus accrued and unpaid dividends (including additional dividends, if any) to, but not including, May 4, 2021, pursuant to the terms and conditions of (i) the Offer to Purchase and Notice of Fundamental Change, dated April 2, 2021 (the “Notice”), attached hereto as Exhibit (a)(1), and (ii) the Anworth Articles Supplementary and the Articles Supplementary.
This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, all of the information set forth in the Notice is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO. All capitalized terms used but not specifically defined in this Schedule TO have the meanings given to such terms in the Notice.
Item 10.   Financial Statements.
(a)
Financial Information.

The Company believes that its financial condition is not material to a Holder’s decision whether to exercise its Fundamental Change Purchase Right because (i) the consideration being offered to Holders consists solely of cash, (ii) the Fundamental Change Purchase Right is not subject to any financing condition and (iii) the offer applies to all outstanding Shares.
(b)
Pro Forma Financial Information.   Not applicable.

Item 12.   Exhibits.
Exhibit No.	Description
(a)(1)(i)	Offer to Purchase and Notice of Fundamental Change to Holders of 6.25% Series C Cumulative Convertible Preferred Stock, dated April 2, 2021
(a)(1)(ii)	Notice of Guaranteed Delivery
(a)(5)	Press Release announcing tender offer for Ready Capital Corporation 6.25% Series C Cumulative Convertible Preferred Stock, dated April 2, 2021
(b)	Not applicable
(d)(1)	Articles Supplementary to the Amended Articles of Incorporation of Anworth Mortgage Asset Corporation designating the shares of 6.25% Series B Cumulative Convertible Preferred Stock, $0.01 par value per share (incorporated by reference to the Current Report on Form 8-K filed by Anworth Mortgage Asset Corporation with the SEC on January 30, 2007)
(d)(2)	Articles Supplementary to the Articles of Amendment of Ready Capital Corporation designating the shares of 6.25% Series C Cumulative Convertible Preferred Stock, $0.0001 par value per share (incorporated by reference to Exhibit 3.7 to the Company’s Form 8-A filed on March 19, 2021)

Exhibit No.	Description
(d)(3)	Agreement and Plan of Merger, by and among Ready Capital Corporation, RC Merger Subsidiary, LLC and Anworth Mortgage Asset Corporation, dated as of December 6, 2020 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on December 8, 2020)*
(g)	Not applicable.
(h)	Not applicable.

*
The disclosure schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Ready Capital agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
READY CAPITAL CORPORATION
Date: April 2, 2021
By:
/s/ Andrew Ahlborn

Andrew Ahlborn
Chief Financial Officer

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(i)	Offer to Purchase and Notice of Fundamental Change to Holders of 6.25% Series C Cumulative Convertible Preferred Stock, dated April 2, 2021
(a)(1)(ii)	Notice of Guaranteed Delivery
(a)(5)	Press Release announcing tender offer for Ready Capital Corporation 6.25% Series C Cumulative Convertible Preferred Stock, dated April 2, 2021
(b)	Not applicable.
(d)(1)	Articles Supplementary to the Amended Articles of Incorporation of Anworth Mortgage Asset Corporation designating the shares of 6.25% Series B Cumulative Convertible Preferred Stock, $0.01 par value per share (incorporated by reference to the Current Report on Form 8-K filed by Anworth Mortgage Asset Corporation with the SEC on January 30, 2007)
(d)(2)	Articles Supplementary to the Articles of Amendment of Ready Capital Corporation designating the shares of 6.25% Series C Cumulative Convertible Preferred Stock, $0.0001 par value per share (incorporated by reference to Exhibit 3.7 to the Company’s Form 8-A filed on March 19, 2021)
(d)(3)	Agreement and Plan of Merger, by and among Ready Capital Corporation, RC Merger Subsidiary, LLC and Anworth Mortgage Asset Corporation, dated as of December 6, 2020 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on December 8, 2020)*
(g)	Not applicable.
(h)	Not applicable.

*
The disclosure schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Ready Capital agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.